                              FOR IMMEDIATE RELEASE

INVESTOR RELATIONS:                                       MEDIA RELATIONS:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526

                ELAN ANNOUNCES PROPOSED OFFERING OF SENIOR NOTES

DUBLIN, IRELAND, OCTOBER 28, 2004 - Elan Corporation, plc ("Elan") today announced that its wholly owned subsidiaries, Elan Finance public limited company and Elan Finance Corp., intend to offer, subject to market conditions,
US$850 million in aggregate principal amount of senior fixed rate notes due 2011 and senior floating rate notes due 2011. The notes will be offered in the United
States only to qualified institutional buyers pursuant to Rule 144A under the
Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S.
persons in accordance with Regulation S under the Securities Act.

The net proceeds from the offering will be used to fund a tender offer by Elan
International Services Ltd., a wholly-owned subsidiary of Elan, to purchase up to US$351 million in aggregate principal amount of Series B Guaranteed Notes and
Series C Guaranteed Notes issued by Elan Pharmaceutical Investments III, Ltd., a wholly-owned subsidiary of Elan, and guaranteed by Elan, and the consent payment provided for in the related consent solicitation by Elan, and for working capital and other general corporate purposes. The offering is conditioned upon the completion of the tender offer and related consent solicitation.

The notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States or to U.S.
persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in

ELAN ANNOUNCES PROPOSED OFFERING OF SENIOR NOTES

which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering memorandum.

ABOUT ELAN

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's
(NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

FORWARD-LOOKING STATEMENTS
--------------------------

This document contains forward-looking statements within the meaning of Section
21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the Tender Offer and the Consent Solicitation. You can
identify these statements by the fact that they use words such as "anticipate",
"estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Factors that could effect whether the offering is completed include, among other things, the completion of the tender offer and consent solicitation; and uncertainties related to corporate debt securities generally, for the securities of biotechnology companies and for Elan's debt securities in particular. A further list and description of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as amended by Amendment No. 1 on From
20-F/A, and in its Reports of Foreign Issuer on Form 6- K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.